
BEATBOX
BEATBOX
BEATBOX
BEATBOX
BEATBOX
BEATBOX
PINK LEMONADE
peach punch
FRUIT PUNCH

Justin Fenchel · 2nd

Co-Founder/CEO at BeatBox Beverages

Austin, Texas Metropolitan Area · Contact info

500+ connections

BeatBox Beverages, LLC

The University of Texas at Austin - The Red McCombs School of Business

Experience

Co-Founder, CEO
BeatBox Beverages, LLC
Nov 2011 – Present · 10 yrs 3 mos
Austin, TX

Drawn together by their love for music and the entrepreneurial spirit of Austin, Texas, the founders of BeatBox Beverages always believed experiences are more fun when they are shared with friends. So began their journey to mix friends, fun, and flavor into something that could help everyone party beyond basic. The result? The World's Tastiest Portable Party Punch, for those who understand that not all parties are created equal.
#PartyBetter

Co-Founder/CEO
Future/Proof
Sep 2019 – Present · 2 yrs 5 mos
Austin, Texas

MBA Candidate
McCombs School of Business
Aug 2011 – May 2013 · 1 yr 10 mos

Founder, Chief Financial Officer
Flying Penguin
Jul 2009 – Aug 2011 · 2 yrs 2 mos
Greater Los Angeles Area

Flying Penguin was formed with a mission to take valued brands to new heights. With a wide array of resources and partnerships with top media platforms, producers, developers, financers, and more, Flying Penguin can fuel passionate projects with all the necessary ingredients for success.

Equity Analyst
Bel Air Investment Advisors
Sep 2007 – Jul 2011 · 3 yrs 11 mos

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Education

The University of Texas at Austin - The Red McCombs School of Business
MBA, Entrepreneurship/Entrepreneurial Studies
2011 – 2013

Pomona College
Bachelor of Science, Economics
2002 – 2006